Exhibit 99.1

PRESS RELEASE
Source: Neptune Technologies & Bioressources Inc.

Neptune and Ingénutra Sign an Exclusive Worldwide Agreement for MaxSimil®

A Unique ingredient for enhanced bioavailability

Laval, Québec, CANADA – October 7, 2016 – Neptune Technologies & Bioressources Inc. (“Neptune” or the “Company”) (NASDAQ.NEPT- TSX.NTB) through its wholly-owned subsidiary, Biodroga Nutraceutical Inc., has signed an exclusive, worldwide and royalty bearing commercial agreement with Ingenutra Inc. for its patented and clinically studied MaxSimil specialty ingredient. Designed as a unique delivery system, MaxSimil allows for enhanced bioavailability and absorption of lipid based and lipid soluble nutraceuticals ingredients such as omega-3 fish oils, vitamin A, D, K and E, CoQ10 and others.
The agreement allows Neptune to manufacture, distribute and sell MaxSimil in the nutraceutical field worldwide. The terms also cover potential collaboration between both companies on clinical trials. The agreement is valid until 2028 and supersedes a previous arrangement between Biodroga and Ingenutra that was limited to North America. All other terms of the agreement remain confidential.
Francois-Karl Brouillette, Vice-President Scientific Affairs of Neptune stated, "Increasing the bioavailability and absorption of EPA and DHA in a natural way is truly amazing. MaxSimil now makes it possible for everyone, including people suffering from compromised digestive health to properly assimilate their healthy fats. We are very proud to make this ingredient accessible worldwide. This is what Neptune and our industry are all about: improving the quality of life of consumers through healthy nutrition solutions."
Serge Brunet, President of Ingenutra added, “I am proud of this new partnership with Neptune. I am confident that they will provide the steppingstone that will allow the benefits of MaxSimil to be recognized worldwide through Neptune’s well established and growing network”.
Recently, one of Neptune’s clients, XYMOGEN®, launched the MonoPure™ line of omega-3 EPA + DHA products based on MaxSimil.  It is aimed at the practitioner market in the United States.
About MaxSimil

The research and development of MaxSimil was developed by a researcher at the University of Rimouski, Quebec. MaxSimil mimics the natural digestive process and delivers a patented pre-digested and absorption-ready Monoglyceride-rich Omega-3 Fish Oil. It enhances the bioavailability and absorption of Omega-3 fatty acids by applying a natural and gentle enzymatic process converting them into pre-digested natural Monoglycerides. A human pharmacokinetic study has demonstrated with statistical significance 3x greater absorption of MaxSimil EPA and DHA when compared to a regular fish oil. Furthermore, this absorption ready omega-3 supplement is an ideal solution for populations in certain age groups, taking medication or suffering from conditions compromising their digestion health and preventing them to properly digest healthy fats. MaxSimil is a 100% natural fish oil with no additives.

About Neptune
Neptune is a nutrition products company focused on the business of customized unique nutrition solutions, specialty ingredients and consumer brands. The company develops turnkey solutions available in various unique delivery forms. Neptune also offers a variety of specialty ingredients, including premium krill oil manufactured in our state-of-the art facility and a variety of other marine oils, seed oils and specialty ingredients. Neptune also offers its premium krill oil under the OCEANO3® brand directly to consumers in Canada and the United States through web sales at www.oceano3.com. Oceano3 brand is also sold in bulk to unbranded distributors. The Company’s head office is located in Laval, Quebec. Page 2 of 2 Neptune is also pursuing opportunities in the prescription drug markets, through its approximately 48% owned subsidiary Acasti Pharma Inc. (“Acasti”). Acasti focuses on the research, development and commercialization of new krill oil-based forms of omega-3 phospholipid therapies for the treatment of severe hypertriglyceridemia.
About Ingenutra
INGENUTRA is a privately held, Sherbrooke based, B2B ingredient technology company focused on developing, manufacturing, and commercializing scientifically validated, natural active ingredients that aim to improve human and animal health. MaxSimil is Ingenutra’s first novel delivery platform based on a patented technology that naturally enhances the absorption of lipid-based and lipid-soluble nutraceutical and pharmaceutical actives, such as omega-3s.
Neptune Contact: Mario Paradis VP & CFO 1.450.687.2262 m.paradis@neptunecorp.com neptunecorp.com	James Carbonara Hayden IR 1.646.755.4712 james@haybenir.com

Pierre Boucher MaisonBrison 1.514.731.0000 Pierre.maisonbrison.com